Exhibit 99.1

Notice of Availability of Proxy Materials

for Foremost Clean Energy Ltd. Annual General Meeting of Shareholder

Meeting Date and Time: December 16, 2025, at 10:00 a.m. (Pacific Time)

Location: The offices of Stikeman Elliott LLP, at 666 Burrard St Suite 1700, Vancouver, BC V6C 2X8

Notice is hereby given that the Annual General Meeting (the “Meeting”) of holders (“Shareholders”) of common shares (“Foremost Shares”) of Foremost Clean Energy Ltd. (“Foremost” or the “Company”) will be held on December 16, 2025 at 10:00 a.m. (Pacific Time).

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is October 31, 2025 (the "Record Date"). Only Shareholders of record as at the Record Date are entitled to receive notice of and to attend and vote at the Meeting or any adjournment thereof, unless after that date a Shareholder of record transfers their Foremost Shares and the transferee, upon producing properly endorsed certificates evidencing such Foremost Shares or otherwise establishing that they own such Foremost Shares, requests at least ten (10) days prior to the Meeting that the transferee's name be included in the list of Shareholders entitled to vote, in which case such transferee is entitled to vote such Foremost Shares at the Meeting.

Please be advised that the proxy materials for the above noted securityholder meeting are available for viewing and downloading online. This document provides an overview of these materials, but you are reminded to access and review the information circular and other proxy materials available online prior to voting. These materials are available at:

https://foremostcleanenergy.com/investors/shareholder-meeting.html

OR

www.sedarplus.ca

Obtaining Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the proxy materials related to the above referenced meeting by mail at no cost. Requests for paper copies must be received by December 6, 2025 in order to receive the paper copy in advance of the meeting. Shareholders may request to receive a paper copy of the Materials for up to one year from the date the Materials were filed on www.sedar.com.

For more information regarding notice-and-access or to obtain a paper copy of the Materials you may contact our transfer agent, Odyssey Trust Company, via www.odysseycontact.com or by phone at 1-888-290-1175 (toll-free within North America) or 1-587-885-0960 (direct from outside North America).

Notice of Meeting

The resolutions to be voted on at the meeting, described in detail in the Management Information Circular under the heading “Particulars of Matters to be Acted Upon”, are as follows:

1.	to fix the number of directors to be elected at the Meeting at six (6);

2.	to elect six (6) directors of the Company to hold office until the next annual meeting of the Shareholders;

3.	to appoint Davidson & Company LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration to be paid to the auditor;

4.	to pass, with or without variation, an ordinary resolution approving the amended and restated stock incentive plan of the Company, dated effective October 25, 2025 substantially in the form attached as Schedule “A” to the management information circular of the Company dated October 31, 2025; and

5.	to transact such other business as may be properly brought before the Meeting and any adjournment thereof

Voting

To vote your securities, please refer to the instructions on the enclosed Proxy or Voting Instruction Form. Your Proxy or Voting Instruction Form must be received by December 12, 2025 at 10:00 a.m. (Pacific Time)

Stratification

The Issuer is providing paper copies of its Management Information Circular only to those registered shareholders and beneficial shareholders that have previously requested to receive paper materials.

Annual Financial Statements

The Issuer is providing paper copies or emailing electronic copies of its annual financial statements to registered shareholders and beneficial shareholders that have opted to receive annual financial statements and have indicated a preference for either delivery method.